EMPLOYMENT AGREEMENT

THIS AGREEMENT made as of the 25th day of January, 2006.

BETWEEN:

SHELLBRIDGE OIL & GAS, INC., a company duly incorporated under the laws of Alberta having its principal offices at #230-10991 Shellbridge Way, Richmond, BC, V6X 3C6 (hereinafter called “Shellbridge” or the “Company”)

AND:

DONALD UMBACH, 15797 Collingwood Crescent, Surrey, B.C., V3S 0J3 (hereinafter called the “Employee”)

WHEREAS:

A.	Shellbridge is incorporated under the laws of Alberta to carry on business as an oil and gas exploration and development company; and

B.

The Employee, having commenced employment with Shellbridge on September 30, 2005, is a valued employee of Shellbridge occupying as of the date hereof the position of Vice-President and Chief Operating Officer and in the judgement of the Board of Directors of Shellbridge (the “Directors”), it is of material value to Shellbridge to settle the terms of future employment of the Employee, and it is of value to the Employee that his/her responsibilities, remuneration and other benefits be defined as hereinafter provided;

NOW WITNESS that in consideration of the premises and mutual covenants herein, and other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged by both parties, the parties hereby covenant and agree with each other as follows:

1.	EMPLOYMENT

1.1

Shellbridge agrees to employ and to continue to employ the Employee and the Employee agrees to serve Shellbridge and its subsidiaries. Unless with the consent of the Employee the title of his/her office is changed the Employee shall during the term of this Agreement, serve as Vice-President and Chief Operating Officer of Shellbridge in addition to any other office the Employee may hold with Shellbridge. The term of this Agreement and employment is unlimited and indefinite, except that the employment and this Agreement may be terminated by either party as provided herein.

1.2

The Employee shall report to and be directly responsible to the President and/or the Directors, from time to time. The Employee shall perform, observe and conform to such duties and instructions as from time to time are reasonably and appropriately assigned or communicated to the Employee by his/her superiors, and which are reasonably consistent with the employment and status of the employee, and shall make such reports as may be necessary to fully and properly inform the

Employee’s superiors and the Directors of the matters of business of Shellbridge and, additionally, as the Directors may from time to time request and require.

1.3

In the event that any person, or any person and its affiliates, as such terms are defined in the Business Corporations Act (Alberta), begins a tender or exchange offer, circulates a proxy to shareholders or takes other steps to effect a takeover of the control of Shellbridge, the Employee agrees that the Employee will not voluntarily leave the employ of Shellbridge, and will render services to Shellbridge in accordance with his/her position, and in the best interests of the shareholders, until such person has abandoned or terminated efforts to effect a takeover of control of Shellbridge or until such a takeover of control of Shellbridge has occurred.

For purposes of this Agreement takeover of control shall be evidenced by the acquisition by any person, or by any person and its affiliates, as such terms are defined in the Business Corporations Act (Alberta), and whether directly or indirectly, of common shares of Shellbridge which, when added to all other common shares of Shellbridge at the time held by such person and its affiliates, totals for the first time 50% of the outstanding common shares of Shellbridge.

1.4	In this Agreement, service with the Company will include eighteen (18) years of consecutive service with Dynamic Oil and Gas, Inc. immediately predating September 30, 2005.

2.	COMPENSATION

2.1

Shellbridge agrees to pay the Employee and the Employee agrees to accept as remuneration for services hereunder an annual salary in the amount specified on Schedule “A”, payable by semi- monthly instalments, exclusive of any other benefits referred to herein. The parties agree that Shellbridge will review the said salary on an annual basis and will make any adjustments it determines are reasonable in the opinion of his/her superior and, if appropriate, the Directors that may take into account, but shall not be limited to, the Employee’s performance and the financial and operating success of Shellbridge in the preceding twelve (12) months. Such review shall take place within one hundred and thirty five (135) days following the fiscal year end. In no case will the annual salary be reduced, unless by mutual agreement, such agreement to be in writing. For greater certainty annual salary as referred to herein shall not include any other payments such as bonuses, share options, benefits, or amounts of a similar nature.

2.2

The Employee shall be entitled to participate in all employee benefit programs, including, without limiting the generality of the foregoing, group and disability insurance and medical and dental plans, in accordance with and on the terms and conditions generally provided from time to time by Shellbridge. The Employee agrees that Shellbridge may substitute, reduce, modify or, if necessary, eliminate such benefits for good and valid reason. All such benefits shall be governed by the terms of the said policies in force.

2.3

In the event that the Employee should at any time be prevented by illness or accident from performing all of his/her duties and provided that the Employee furnishes satisfactory evidence of such incapacity and the cause thereof, the Employee shall receive benefits under Shellbridge’s long term disability program in accordance with his/her position. The benefits under the long term disability program are governed by the terms of the policy of insurance in force, and Shellbridge assumes no liability to provide such benefits.

2.4

The Employee shall be eligible to participate in any incentive programs, including, without limiting the generality of the foregoing, share option plans, share purchase plans and share bonus plans in accordance with and on the terms and conditions of such plans and programs as at the date hereof are in place or as which may from time to time be implemented by the Directors in their sole discretion. The Employee acknowledges that his/her participation in these plans or programs will be to such extent and in such amounts as the Directors in their sole discretion may decide from time to time, and the Employee shall have no absolute entitlement to such participation. All such plans or programs shall be governed by the policies of the various regulatory bodies which have jurisdiction over the affairs of Shellbridge.

Any amounts which the Employee may be granted under any such plan or program shall not, for the purposes of this Agreement, be treated as salary and shall not be included in any severance payment to the Employee.

2.5

Shellbridge shall pay on behalf of the Employee such professional organization dues as his/her superior or, if appropriate, the Directors of Shellbridge in their sole discretion may from time to time approve.

2.6

The Employee shall be entitled to holidays, without reduction in salary, each calendar year, at such time or times as shall be convenient to the Employee and Shellbridge, for a period as specified on Schedule “A”.

2.7

The Employee shall be reimbursed by Shellbridge for all out-of-pocket expenses actually, necessarily and properly incurred by the Employee in the discharge of his/her duties for Shellbridge. The Employee agrees that such reimbursements shall be due only after the Employee has rendered an itemized expense account, together with receipts where applicable, showing all monies actually expended on behalf of Shellbridge and such other information as may be required and requested by Shellbridge.

2.8	Shellbridge shall provide such additional benefits as may be set out in Schedule “A”.

3.	DUTIES OF THE EMPLOYEE

3.1	The Employee will devote his/her best efforts to advance Shellbridge’s interests.

3.2	The Employee agrees that he owes a fiduciary duty to Shellbridge.

3.3

Without the prior consent of the Directors, the Employee shall not, during the terms of this Agreement, directly engage in any business which is competitive with that of Shellbridge or its subsidiaries, or accept employment with or render services to a competitor or take any other action inconsistent with the fiduciary relationship of an executive officer to his/her corporation. The Employee will promptly disclose to Shellbridge any actual or proposed activity of the Employee which may give rise to any conflict with the Employee’s duty to Shellbridge.

If the Directors shall find that the Employee is engaging in such competitive or inconsistent or conflicting activity and cause the Employee to be so advised in writing, the Employee shall discontinue such activity within fifteen (15) days of such notice, unless such time shall be extended by the Directors. The Employee shall, within such fifteen (15) day period (or as the same may be extended by the Directors), certify in writing to the Directors that the Employee has discontinued such activity. Failure by the Employee to terminate the activities which are the subject of such notice as herein provided shall be grounds for dismissal of the Employee for cause by the Directors.

Shellbridge specifically acknowledges that the Employee is involved with the entities listed on Schedule “A”, if any, and Shellbridge consents to such involvements and consents and agrees that all acts done by the Employee for any of such entities shall not constitute a conflict or competition with Shellbridge, provided that such consent shall not permit any appropriation by the Employee of any business opportunity coming to the Employee in the Employee’s capacity as the Employee or otherwise in the course of Shellbridge’s business.

3.4

The Employee will not, at any time, or in any manner, during the continuance of his/her employment hereunder, divulge any of the confidential affairs or secrets of Shellbridge to any person or persons, without the previous consent in writing of the Directors. During the continuation of his/her employment, the Employee shall not use or attempt to use any information which the Employee may acquire in the course of his/her employment for his/her own benefit, directly or indirectly.

3.5

The Employee agrees to communicate at once to Shellbridge all business opportunities which come to the Employee in his/her capacity as such or otherwise in the course of Shellbridge’s business and to deliver to Shellbridge all inventions and improvements in the nature of the business of Shellbridge which, in the course of Shellbridge’s business the Employee may conceive, make or discover, become aware directly or indirectly or have presented to the Employee, and such business opportunities, inventions, and improvements shall become the exclusive property of Shellbridge without any obligation on the part of Shellbridge to make any payment thereof in addition to the salary and benefits described herein to the Employee.

4.	TERMINATION

4.1

The Employee may terminate this Agreement and his/her employment by giving Shellbridge at least one (1) month’s written notice. Any monies owed by the Employee to Shellbridge up to the date of termination shall be then paid by the Employee to Shellbridge.

4.2

Shellbridge may terminate this Agreement and the employment of the Employee without cause in which event Shellbridge shall be obligated to provide the Employee with a severance payment in lieu of notice. Such severance payment shall be payable on the fifth day following the date of termination and shall consist of the following:

(a)

the Employee’s full salary less required deductions through to the date of termination at the rate in effect at the time notice of termination was given, plus an amount equal to the amount, if any, of any awards previously made to the Employee which have not been paid; and

(b)

subject as may be provided in Schedule “A”, in lieu of further salary for periods subsequent to the date of termination, an amount equivalent to six (6) months salary, less required deductions, if the Employee has then served the Company for less than one full year; twelve (12) months salary, less required deductions, if the Employee has then served the Company for longer than one year but less than three years; and eighteen (18) months salary, less required deductions, if the Employee has then served for longer than three years, and in each case, calculated on the Employee’s monthly salary at the highest rate in effect during the twelve (12) month period immediately preceding the date of termination, exclusive of any benefits, bonuses, or other additional amounts; and

(c)

subject to section 4.2(e) below, in lieu of common shares of Shellbridge issuable upon exercise of options previously granted to the Employee under Shellbridge’s incentive programs and remaining unexercised on the fourth day following the date of termination, which options shall be cancelled upon the payment referred to herein, a cash amount equal to the aggregate spread between the exercise price of all options held by the Employee, whether or not then fully exercisable, and the higher of (i) the average of the closing prices of Shellbridge’s common shares as reported on The Toronto Stock Exchange (or such other stock exchange on which Shellbridge’s shares may be listed) for thirty (30) business days preceding the date of termination or (ii) the average price actually paid for the most highly priced one percent (1%) of Shellbridge’s common shares, however and for whatever reason acquired, by any person who achieves control of Shellbridge as such term is defined in paragraph 1.3; and

(d)

the Company shall pay the premiums for and the Employee shall retain all health and insurance benefits as permitted by the relevant benefit plan (to which the Employee had a right prior to such termination) for a period of six months after the termination; and

(e)

the Employee shall have the right exercisable up to the fourth day following the date of termination, to elect to waive the application of section 4.2(c) following termination of the Employee’s employment. The Employee may exercise this election on or before 5:00 p.m. Vancouver time on such fourth day by delivering a notice in writing to Shellbridge of such waiver whereupon:

(i)

the Employee’s options on shares of Shellbridge shall remain in full force and effect in accordance with the original terms but shall be deemed to have been amended to the effect that any provision which would otherwise terminate such options as a result of the termination of the Employee’s employment shall be null and void; and

(ii)	Shellbridge shall be relieved of any obligation in connection with termination of the Employee’s employment to make the payment in section 4.2(c).

Termination of the Agreement in accordance with this section shall relieve Shellbridge from any and all obligations, liability or claims by the Employee with respect to Shellbridge except for any amounts owing to the Employee under this Agreement up to the date of termination or his/her rights under his/her option agreement if he elects to waive the application of paragraph 4.2(c).

4.3

Shellbridge may at any time terminate the Employment of the Employee and this Agreement for cause that would in law permit Shellbridge to, without notice, terminate the employment of the Employee, in which event the Employee shall not be entitled to a severance payment pursuant to section 4.2 of this Agreement, pay in lieu of notice or otherwise.

4.4

Any termination by Shellbridge pursuant to paragraphs 4.2 and 4.3 shall be communicated by written notice of termination. For purposes of this Agreement, a “notice of termination” shall mean a notice which shall indicate the specific termination provision of this Agreement relied upon and shall set forth in reasonable detail the facts and circumstances claimed to provide a basis for termination of the Employee’s employment. For purposes of this Agreement, no such purported termination shall be effective without such notice.

4.5

Notwithstanding the provisions of paragraphs 4.1 and 4.2 the parties acknowledge that, given the particular enterprise and business of Shellbridge it is crucial and necessary that the Employee maintain a close relationship with his/her superior and, if appropriate, the Directors of Shellbridge based on mutual loyalty, respect and trust. Accordingly, Shellbridge agrees that if the Employee elects to resign based on the sole reason that there has been a takeover of the control of Shellbridge (as defined in paragraph 1.3), then the Employee may give notice of resignation in writing to his/her superior and, if appropriate, the Directors (“Change in Control Resignation” or “CCR”). The notice of resignation must contain at least one (1) month’s notice and not more than two (2) month’s notice. The Employee must exercise this right within six (6) months of the takeover of control as referred to herein.

On the effective date of any CCR (the “Date of CCR Resignation”), Shellbridge shall be obligated to provide the Employee with a severance payment on the fifth (5th) day following Date of Resignation which shall consist of the following amounts:

(a)

the Employee’s full salary through to the Date of CCR Resignation at the rate in effect at the ime notice of termination or notice of resignation was given, plus an amount equal to the amount, if any, of any awards previously made to the Employee which have not been paid; and

(b)

subject as may be provided in Schedule “A”, in lieu of further salary for periods subsequent to the Date of CCR Resignation, an amount equivalent to six (6) months salary, less required deductions, if the Employee has then served the Company for less than one full year; twelve (12) months salary, less required deductions, if the Employee has then served the Company for longer than one year but less than three years; and eighteen (18) months salary, less required deductions, if the Employee has then served for longer than three years, and in each case, calculated on the Employee’s monthly salary at the highest rate in effect during the twelve (12) month period immediately preceding the date of termination, exclusive of any benefits, bonuses, or other additional amounts; and

(c)

in lieu of common shares of Shellbridge issuable upon exercise of options, if any, previously granted to the Employee under Shellbridge’s incentive programs and remaining unexercised on the fourth day following the Date of CCR Resignation, which options shall be cancelled upon the payment referred to herein, a cash amount equal to the aggregate spread between the exercise price of all options held by the Employee, whether or not then fully exercisable, and the higher of (i) the average of the closing prices of Shellbridge’s common shares as reported on The Toronto Stock Exchange (or such other stock exchange on which Shellbridge’s shares may be listed) for thirty (30) days preceding the Date of CCR Resignation or (ii) the average price actually paid for the most highly priced one percent (1%) of Shellbridge’s common shares, however and for whatever reason by any person who achieves control of Shellbridge as such term is defined in paragraph 1.3; and

(d)

the Employee shall have the right exercisable up to the fourth day following the Date of CCR Resignation, to elect to waive the application of section 4.5(c) following termination of the Employee’s employment. The Employee may exercise this election on or before 5:00 p.m. Vancouver time on such fourth day by delivering a notice in writing to Shellbridge of such waiver whereupon:

(i)

the Employee’s options on shares of Shellbridge shall remain in full force and effect in accordance with the original terms but shall be deemed to have been amended to the effect that any provision which would otherwise terminate such options as a result of the termination of the Employee’s employment shall be null and void; and

	(ii)	Shellbridge shall be relieved of any obligation in connection with termination of the Employee’s employment to make the payment in section 4.5(c).

The Employee agrees to accept such payment in full satisfaction of any and all claims the Employee has or may have against Shellbridge and the Employee agrees to execute a Full and General release in favour of Shellbridge with respect to the same upon payment of said sum, except monies owing by either party to the other up to the Date of CCR Resignation.

4.6

On the termination of his/her employment for any reason, the Employee agrees to deliver up to Shellbridge all documents, financial statements, records, plans, drawings and papers of every nature, in any way relating to the affairs of Shellbridge and its subsidiaries or affiliated companies which may be in his/her possession or under his/her control.

4.7

The Employee shall not be required to mitigate the amount of any payments provided for under any paragraph of this section 4 by seeking other employment or otherwise, nor shall the amount of any payment provided for in this section be reduced by any compensation earned by the Employee as the result of employment by another employer after the date of termination, or otherwise.

5.	SUCCESSORS OR ASSIGNS

5.1

The rights and obligations of Shellbridge under this Agreement shall enure to the benefit of and be binding upon the successors and assigns of Shellbridge and will require any successor (whether direct or indirect, by purchase, amalgamation, consolidation or otherwise) to all or substantially all of the business and/or assets of Shellbridge to expressly assume and agree to perform this Agreement in the same manner and to the same extent that Shellbridge would be required to perform it if no such succession had taken place provided that, if the Employee agrees, an express agreement may not be required if such results by operation of law. Failure of Shellbridge to obtain such agreement prior to the effectiveness of any such succession shall be a breach of this Agreement and shall entitle the Employee to compensation from Shellbridge in the same amount and on the same terms as the Employee would be entitled hereunder pursuant to paragraph 4.5 as if such succession had not occurred, except that for purposes of implementing the foregoing, the date of which any such succession becomes effective shall be deemed the date of termination. As used in this Agreement, “Shellbridge” shall mean the Company as hereinbefore defined and any successor to its business and/or assets as aforesaid which executes and delivers the agreement provided for in this paragraph 5.1 or which otherwise becomes bound by all the terms and provisions of this Agreement by operation of law.

6.	MISCELLANEOUS

6.1

This Agreement and the employment of the Employee shall be governed, interpreted, construed and enforced according to the laws of the Province of British Columbia and the laws of Canada applicable therein.

6.2	Time shall be of the essence of this Agreement.

6.3

Shellbridge shall pay all legal fees and expenses actually incurred by the Employee in contesting or disputing any termination, or in seeking to obtain or enforce any right or benefit provided by this Agreement provided that the Employee obtains a judgment against Shellbridge in any court of competent jurisdiction located within British Columbia and receives an award of costs in association with that judgement.

6.4

This Agreement represents the entire Agreement between the Employee and Shellbridge concerning the subject matter hereof and supersedes any previous oral or written communications, representations, understandings or agreements with Shellbridge or any officer or agent thereof.

6.5

Any notice, acceptance or other document required or permitted hereunder shall be considered and deemed to have been duly given if delivered by hand or mailed by postage prepaid and addressed to the party for whom it is intended at the party’s address above or to such other address as the party may specify in writing to the other and shall be deemed to have been received if delivered, on the date of delivery, and if mailed as aforesaid, then on the second business day following the date of mailing thereof, provided that if there shall be at the time of mailing or within two business days thereof a strike, slowdown or other labour dispute which might affect delivery of notice by the mails, then the notice shall only be effective if actually delivered.

6.6

The waiver by the Employee or by Shellbridge of a breach of any provision of this Agreement by Shellbridge or by the Employee shall not operate or be construed as a waiver of any subsequent breach by Shellbridge or by the Employee.

6.7

This Agreement shall inure to the benefits of and be enforceable by the Employee’s legal representatives, executors, administrator, successors, heirs, distributees, devisees and legatees. If the Employee should die while any amounts are still payable to the Employee hereunder, all such amounts, unless otherwise provided herein, shall be paid in accordance with the terms of this Agreement to such legal representatives, executors, administrator, successors, heirs, distributees, devisees and legatees or, if there be no such designee, to the Employee’s estate.

IN WITNESS WHEREOF the parties have executed this Agreement as of the day and year first above written.

The Corporate Seal of SHELLBRIDGE OIL	)
& GAS, INC. was hereunto affixed in the	)
presence of:	)
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“signed”	)	c/s
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Authorized Signatory	)
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“signed”	)
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Authorized Signatory

SIGNED, SEALED AND DELIVERED by	)
DONALD UMBACH in the presence of:	)
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Name	)
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	)	“signed”
Address	)
	)	DONALD UMBACH
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Occupation	)
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SCHEDULE “A”

Employee

Salary:	$117,600 per annum.

Holidays:	Five (5) weeks per annum.

Severance Equivalent:	Twenty-four (24) months’ base salary, pursuant to paragraphs 4.2(b) and 4.5(b).

Other Benefits:	Medical, dental, AD&D and life insurance coverage as provided in the Company’s benefits package.

Dated: January 25, 2006.